May 8, 2013

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re: Guggenheim Defined Portfolios, Series 1039
        File Nos. 333-187804 and 811-03763

Dear Mr. Fess:

On April 8, 2013, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1039 (the "Fund"), consisting of a unit investment trust, Floating Rate & Dividend Growth Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   The first sentence of this section provides that the Trust will normally invest 80% of its assets in a combination of dividend-paying equities, and shares of closed-end investment companies ("Closed-End Funds") and exchange-traded funds ("ETFs") that invest substantially all of their assets in "floating rate securities ***and/or*** income-producing securities." (Emphasis added.) Since the Fund uses the term "floating rate" and not "income-producing" in its name, please delete the phrase "and/or income-producing securities" from the Fund's 80% investment policy. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

2.   This section also describes the characteristics of the types of securities in which the Trust will invest. Please disclose the Trust's market capitalization policy for its equity investments.

Investment Summary — Exchange-Traded Fund Selection

3.   This section states that, when selecting exchange-traded funds, the sponsor considers numerous factors, including duration. Please provide a brief definition of duration, a description of the Fund's duration policy, and an example that illustrates the effect that a 1% increase in interest rates would have on debt securities with the highest duration permitted by the Fund's duration policy.

Investment Summary — Investing in Senior Loans

4.   The first paragraph of this section states that the Trust will invest approximately 50% of its assets in Closed-End Funds and ETFs that invest substantially all of their assets in senior loans. The fourth paragraph of this section states that the majority of senior loans are considered below investment-grade. Please add these disclosures to the Principal Investment Strategy summary, and include the term "junk bonds" when referring to senior loans considered below investment-grade.

GENERAL COMMENTS

5.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

8.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney